[ENDURANCE SPECIALTY HOLDINGS LETTERHEAD]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

By Hand and EDGAR

June 13, 2006

United States Securities and Exchange Commission
Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549
Attn: Jim B. Rosenberg
Senior Assistant Chief Accountant

Re:	Endurance Specialty Holdings Ltd. Form 10-K for Fiscal Year Ended December 31, 2005 Filed on March 1, 2006 (File No. 001-31599)

Dear Mr. Rosenberg:

I am writing on behalf of Endurance Specialty Holdings Ltd., a holding company organized in Bermuda (the ‘‘Company’’), to respond to the comments (the ‘‘Comments’’) of the staff of the United States Securities and Exchange Commission (the ‘‘Staff’’) set forth in the Staff’s letter of May 30, 2006 (the ‘‘Comment Letter’’).

Set forth below in this letter are the Company’s responses to the Comments raised in the Comment Letter. For the convenience of the Staff, we have restated in this letter each of the Comments in the Comment Letter and numbered each of the responses to correspond with the numbers of the Comments in the Comment Letter. Capitalized terms used and not defined herein have the meanings given in the Company’s Annual Report on Form 10-K for the year ended December 31, 2005 (the ‘‘2005 Form 10-K’’). All references to page numbers and captions correspond to the page numbers and captions in the 2005 Form 10-K.

Exhibit 13.1 Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates, page 2

1.	Since a significant portion of business is assumed, we believe your disclosure in Management's Discussion and Analysis regarding the estimate of premiums on your reinsurance business could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. Accordingly, please provide us in disclosure type-format the following information:

•	The premium estimate for each line of business of the latest balance sheet date presented, including the amount of any estimate for commissions and related expenses and the amount included in premium receivable related to the estimate.

•	Discuss the key assumptions used to arrive at management's best estimate of the premium estimate. In addition discuss whether and to what extent management has adjusted each of the key assumptions used in calculating the most recent estimate given the historical changes, current trends observed and/or other factors observed.

•	In order to show investors the potential variability in the most recent estimate of your premium estimate, quantify the effect that reasonably likely changes in the key assumptions identified may have on reported results, financial position and liquidity. Explain why management believes the scenarios quantified are reasonably likely.

The Company believes that it has appropriately disclosed the uncertainties and judgments inherent in its premium estimates in its 2005 Form 10-K. However, in light of the Comment received, the Company proposes to revise the discussion of its premium estimation process under the Critical

Accounting Policies section of its Management’s Discussion and Analysis of Results of Operations in the manner set forth on Exhibit A attached to this letter commencing with the filing of the Company’s Annual Report on Form 10-K for the year ended December 31, 2006 (the ‘‘2006 Form 10-K’’). For ease of identification, the proposed new language included in Exhibit A and responsive to the Comment has been underlined. In addition to the underlined changes, the Company has further modified the applicable language to improve the clarity of the disclosure.

Reserve for Losses and Loss Expenses, page 4

2.	We note that the Company initially sets its losses and loss expense reserves based upon information it receives from external sources, including cedants, and we note that this appears to pose a potential for a higher degree of uncertainty related to your estimate of assumed loss reserves as compared to direct loss reserves. Please provide us in disclosure-type format a discussion of this uncertainty, including the risks associated with making this estimate and the effects and expected effects of the uncertainty on financial position and results of operations. Also in this disclosure, please consider including the following:

•	The dollar amount of reserves recorded based on information received from the cedants and the nature and extent of the information received from the cedants related to policies, claims, unearned premiums and loss reserves;

•	The time lag from when claims are reported to the cedant to when the cedant reports them to you and whether, how and to what extent this time lag affects your loss reserve estimate;

•	The amount of any backlog related to the processing of assumed reinsurance information, whether the backlog has been reserved for in the financial statements and, if applicable, when the backlog will be resolved;

•	What process management performs to determine the accuracy and completeness of the information received from the cedants;

•	How management resolves disputes with cedants and how often disputes occur;

•	How management uses the information received from the cedants in its determination of its assumed loss reserves, and whether reinsurance intermediaries are used to transact and service reinsurance policies and how that impacts your loss reserving methodology, and

•	Whether management uses historical loss information to validate its existing reserves and/or as a means of noticing unusual trends in the information received from the cedants.

The Company believes that it has appropriately disclosed the uncertainties and risks inherent in its estimates of reserves for losses and loss expenses in its 2005 Form 10-K. However, in light of the Comment received, the Company proposes to revise the discussion of its loss and loss expense reserving process under the Critical Accounting Policies section of its Management’s Discussion and Analysis of Results of Operations in the manner set forth on Exhibit B attached to this letter commencing with the filing of its 2006 Form 10-K. For ease of identification, the proposed new language included in Exhibit B and responsive to the Comment has been underlined. In addition to the underlined changes, the Company has further modified the applicable language to improve the clarity of the disclosure.

3.	We believe your disclosure regarding the estimation of the reserve for loss and loss adjustment expenses could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. We believe in order to meet the principal objectives of MD&A this disclosure should enable the investor to understand 1) management’s process for establishing the estimate 2) the reasons for changes in the historical estimate 3) whether and to what extent management has adjusted their assumptions used in the most recent estimate for trends of other factors identified from past experience and 4) the potential variability in the most recent estimate and the impact this variability may have on reported results, financial condition and liquidity. Please keep this objective in mind in drafting your responses to comments listed below. Please provide the following to us in disclosure-type format for each line of business discussed. Please also consider providing any additional information, in disclosure-type format, to achieve this objective.

•	Please disclose the amount of the reserve for loss and loss adjustment expense for each year presented.

In response to the Comment, the Company proposes to add to its disclosure the amount of the reserve for loss and loss expense for each year presented commencing with the filing of its 2006 Form 10-K.

•	Please describe the nature and frequency of your procedures for determining management’s best estimate of loss reserves on both an annual and interim reporting basis.

In response to the Comment, the Company proposes to revise the discussion of the procedures for determining management’s best estimate of the Company’s loss and loss expense reserves under the Reserve for Losses and Loss Expenses section of its Management’s Discussion and Analysis of Results of Operations by adding at the beginning of such section the new disclosure set forth on Exhibit C attached to this letter commencing with the filing of the 2006 Form 10-K.

•	Recorded loss reserves for property and casualty insurers generally include a provision for uncertainty, when management determines that existing actuarial methodologies and assumptions do not adequately provide for ultimate loss development. Such a provision may be explicit (i.e. represented by the excess of recorded reserves over actuarial indications) or implicit in the assumption-setting process. So that investors can better understand the inherent uncertainties in your business and degree of conservatism that you have incorporated in your loss reserve estimates, please address as part of your discussion of the reserving methods herein, how you determine the provision for uncertainty.

The Company does not at this time include a provision for uncertainty, either explicit or implicit, in its reserve for losses and loss expenses. The point estimate for the Company’s loss and loss expense reserve selected each quarter represents the Company’s best estimate of such loss and loss expense reserve at the time such estimate is made. In the event the Company commences the inclusion of a provision for uncertainty of its loss and loss expense reserve in the future, the Company shall include in its discussion of its reserving methods the manner in which it determines the applicable provision for uncertainty.

•	It appears that you have significantly revised your estimate of loss reserves recorded in prior years most significantly in your Property per Risk Treaty Reinsurance and Casualty Individual Risk business segments. You state in your disclosures that loss emergence related to prior accident years was lower than expected, but it is unclear to us the reason(s) for the lower than expected loss emergence. As such identify and describe in reasonable specificity the nature and extent of a) new events that occurred or b) additional experience/information obtained since the last reporting date that led to the change in estimates.

In response to the Comment, the Company proposes to revise the discussion of its loss reserves for the Property Per Risk Treaty Reinsurance and Casualty Individual Risk business segments (and any future similarly affected business segments) in the Underwriting Results by Operating Segments section of its Management’s Discussion and Analysis of Results of Operation in the manner similar to that set forth on Exhibit D attached to this letter commencing with the filing of the 2006 Form 10-K. For ease of identification, the proposed new language included in Exhibit D has been underlined.

•	We acknowledge your discussion of the key assumptions that materially affect the estimate of the reserve for loss and loss adjustment expenses. Please identify and describe those key assumptions by tail or by line of business in addition to your current disclosures. In addition please disclose the following:

1.	For the key assumptions identified on page 4, make clear what management’s assumption is. For example in the first key assumption listed, information developed from internal and external sources would appear to be an input to determine what management’s assumption is. It is unclear exactly what the assumption is based on the information provided.

The Company believes that it has appropriately disclosed the assumptions and risks inherent in its estimates of reserves for losses and loss expenses in its 2005 Form 10-K. However, in light of the

Comment received, the Company proposes to revise the discussion of its loss and loss expense reserving assumptions under the Critical Accounting Policies section of its Management’s Discussion and Analysis of Results of Operations in the manner set forth on Exhibit B attached to this letter commencing with the filing of its 2006 Form 10-K. For ease of identification, the proposed new language included in Exhibit B and responsive to the Comment has been underlined. In addition to the underlined changes, the Company has further modified the applicable language to improve the clarity of the disclosure.

2.	For each of your key assumptions and for your provision for uncertainty, quantify and explain what caused them to change historically over the periods presented.

Due to its relatively short operating history, the Company has not changed its key assumptions over the periods presented in its 2005 Form 10-K. In addition, as stated above, the Company does not at this time include a provision for uncertainty, either explicit or implicit, in its reserve for losses and loss expenses. Should the Company’s key assumptions incorporated in its process for estimating its reserve for losses and loss expenses change in the future, the Company will modify accordingly its disclosure. Likewise, in the event the Company commences the inclusion of a provision for uncertainty of its loss and loss expense reserve in the future, the Company shall include in its discussion of its reserving methods the manner in which it determines the applicable provision for uncertainty.

3.	Discuss whether and to what extent management has adjusted each of the key assumptions and the provision for uncertainty used in calculating the most recent estimate of the reserve given the historical changes, current trends observed and/or other factors as discussed in 2 above. This discussion should reconcile the historical changes, the current trends and/or other factors observed to what management has calculated as its most recent key assumptions.

As noted above, the Company has not adjusted its key assumptions over the periods presented in its 2005 Form 10-K. However, in light of the Comment received, the Company proposes to expand the discussion of its loss and loss expense reserves under the Reserve for Losses and Loss Expenses section of its Management’s Discussion and Analysis of Results of Operations to include a discussion of the Company’s historic changes in prior year reserves by adding at the end of such section the new disclosure set forth on Exhibit E attached to this letter commencing with the filing of the 2006 Form 10-K. The Company does not believe it is appropriate to present this information by tail or line of business as its current segments are already based upon the specific major business lines underwritten by the Company.

•	Explain why management believes that the net loss effect of a 10% change in the company’s reserves for losses and loss adjustment expenses presented by segment in the table on page 31 are reasonably likely. To better help an investor understand the potential variability of the reserve please disclose the key assumptions that drive the volatility presented. Please consider presenting this information by tail or by line of business in addition to your current segment based presentation.

The Company has limited empirical data regarding changes to its reserve for losses and loss expenses due to its relatively short operating history. The Company believes, consistent with commonly accepted actuarial practice, it is reasonable and appropriate to utilize an assumed 10% variation in loss and loss expenses for purposes of illustrating the effect on the Company of potential reserve volatility when there is limited empirical data. The Company believes it is not appropriate to present this information by tail or line of business as its current segments are already based upon the specific major business lines underwritten by the Company.

Results of Operations

Years ended December 31, 2005, 2004 and 2003

4.	The table depicting consolidated results of operations on page 7 of MD&A includes a caption for underwriting (loss) income. Although you evaluate financial performance of your individual segments on this measure, please avoid its use as a measure of your consolidated statements of operations. Unless the presentation is in the context of a reconciliation of a segment measure consolidated total to the consolidated financial statement total as required by FAS 131 such as your presentation in the table on the bottom of F-25 in Note 7. Segment Reporting, we believe that this measure represents a non-GAAP measure that must comply with Item 10 of Regulation S-K. Please refer to Question 21 of our ‘‘Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.’’ Please discontinue presentation of the measure or provide us in disclosure type format the disclosure required by Item 10(e) of Regulation S-K.

In order to comply with Item 10 of Regulation S-K, commencing with the filing of the 2006 Form 10-Q, the Company will add a footnote containing the following text to each reference to underwriting income (loss) as a measure of its consolidated statements of operations:

Underwriting (loss) income is an internal performance measure used by the Company in the management of its operations. Underwriting (loss) income represents results of the Company’s underwriting segments. In addition to presenting net (loss) income determined in accordance with GAAP, the Company believes that showing underwriting (loss) income enables investors, analysts, rating agencies and other users of its financial information to more easily analyze the Company’s results of operations in a manner similar to how management analyzes the Company’s performance. Underwriting (loss) income is a non-GAAP measure and should not be viewed as a substitute for GAAP net (loss) income.

* * *

In connection with this response, the Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the United States Securities and Exchange Commission; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the United States Securities and Exchange Commission from taking any action with respect to the 2005 Form 10-K; and the Company may not assert Staff comments as a defense in any proceeding initiated by the United States Securities and Exchange Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (441) 278-0410, Michael J. McGuire, Chief Financial Officer, at (441) 278-0943 or John Del Col, General Counsel, at (441) 278-0440 should you require further information or have any questions.

Very truly yours,
/s/ Kenneth J. LeStrange
Kenneth J. LeStrange Chairman, President and Chief Executive Officer

cc:	Securities and Exchange Commission Ibolya Ignat, Staff Accountant Joseph Roesler, Accounting Branch Chief

Exhibit A

Premiums.    The Company’s insurance premiums are earned over the terms of the applicable risk period specified in the insurance policy. The Company’s insurance policies are written on a losses occurring or claims made basis during the term of the policy, typically 12 months. Accordingly, the premium is earned evenly over the policy term. Generally the Company receives a fixed premium which is identified in the policy and is recorded on the inception date of the contract. This premium will only adjust if the underlying insured values adjust. Accordingly, we monitor the underlying insured values and record additional or return premiums in the period in which amounts are reasonably determinable. Insurance premiums written accounted for [      ]%, 26% and 24% of the Company’s gross premium written and acquired during the years ended December 31, 2006, 2005 and 2004 respectively.

The Company’s reinsurance premiums are earned over the terms of the applicable risk period established in the reinsurance contract. Reinsurance contracts written on a losses occurring basis cover losses which occur during the term of the reinsurance contract, typically 12 months. Accordingly, the Company earns the premium evenly over the reinsurance contract term. Loss occurring reinsurance contracts accounted for [      ]%, 32% and 33% of the Company’s gross premiums written and acquired during the years ended December 31, 2006, 2005 and 2004, respectively. Reinsurance contracts written on a policies attaching basis cover losses from the underlying insurance policies incepting during the terms of the contracts. Losses under a policies attaching reinsurance contract may occur after the end date of the reinsurance contract, so long as they are losses from policies which began during the contract period. The Company typically earns the premiums for policies attaching reinsurance contracts over a 24 month period rather than the traditional 12 month period for losses occurring reinsurance contracts to reflect the extension of the risk period past the term of the contract. Policies attaching reinsurance contracts accounted for [      ]%, 43% and 47% of the Company’s gross premiums written and acquired during the years ended December 31, 2006, 2005 and 2004, respectively.

In addition to determining the applicable risk period, the Company determines how to record its reinsurance premiums based on the type of reinsurance contracts underwritten. For excess of loss reinsurance contracts, the deposit premium, as defined in the contract, is generally considered to be the best estimate of the reinsurance contract’s written premium at inception. The Company earns reinstatement premiums upon the occurrence of a loss under the reinsurance contract. Reinstatement premiums are calculated in accordance with the contract terms based upon the ultimate loss estimate associated with each contract. Excess of loss reinsurance contracts accounted for [      ]%, 39% and 30% of the Company’s gross premiums written and acquired during the years ended December 31, 2006, 2005 and 2004, respectively. For proportional reinsurance contracts, the Company estimates premium, commissions and related expenses based on ceding company estimates. In addition to ceding company estimates, the Company also utilizes its judgment in establishing proportional reinsurance contract premium estimates after considering factors such as the ceding company’s historical premium versus projected premium, the ceding company’s history of providing accurate estimates, anticipated changes in the marketplace and the ceding company’s competitive position therein, reported premiums to date and correspondence and communication between the Company and its brokers, intermediaries and ceding companies. Proportional reinsurance contracts accounted for [      ]%, 35% and 46% of the Company’s gross premiums written and acquired during the years ended December 31, 2006, 2005 and 2004, respectively.

Premiums on the Company’s excess of loss and proportional reinsurance contracts are estimated by management at the time the business is underwritten. Accordingly, this is the amount the Company records as written premium in the period the underlying risks incept. As actual premiums are reported by the ceding companies, management evaluates the appropriateness of the original premium estimates and any adjustment to these estimates is recorded in the period in which it becomes known. The Company has not historically experienced material adjustments to its initial premium estimates for its excess of loss reinsurance contracts. For proportional contracts, as is customary in the reinsurance market, there is a time lag from the point when premium and related commission and expense activity is recorded by a ceding company to the point when such information is reported by the ceding company to the Company, either directly or through a reinsurance intermediary. This time lag can vary from one to several months or calendar quarters. Adjustments to original premium estimates could be material and such adjustments may directly and significantly impact earnings in the period they are determined because the subject premium may be fully or substantially earned.

The following summarizes the Company’s proportional premium estimates and related acquisition expenses included within Premiums receivable, net on the Company’s Consolidated Balance Sheet as at December 31, 2006:

	Property Per Risk Treaty Reinsurance	Property Catastrophe Reinsurance	Casualty Treaty Reinsurance	Aerospace and Other Specialty Lines	Total
(in thousands)
Proportional premiums receivable, gross
Less: Acquisition expenses
Proportional premiums receivable, net

A portion of the Company’s assumed proportional reinsurance agreements contain occurrence limitations or loss sensitive provisions, such as adjustable or sliding scale commissions, that may impact the ultimate amounts paid to or received from ceding companies based on loss experience. In some loss scenarios, these features would result in the ceding company’s results not being proportional to the Company’s results from the proportional agreement, and such differences may be meaningful. The Company evaluates these contracts on an individual basis in accordance with the provisions of Statement of Financial Accounting Standards No. 113 — ‘‘Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts’’ (‘‘SFAS No. 113’’).

For the year ended December 31, 2006, the Company entered into a small number of reinsurance contracts that did not fall within the criteria for reinsurance accounting under SFAS No. 113. The Company has accounted for these contracts by the deposit method of accounting specified by AICPA Statement of Position 98-7 — ‘‘Deposit Accounting: Accounting for Insurance and Reinsurance Contracts That Do Not Transfer Insurance Risk.’’ Consequently, these contracts were accounted for as contracts which either transfer only significant timing risk or transfer only significant underwriting risk. The determination of the appropriate method of accounting for these contracts requires significant judgment and analysis, particularly with respect to assumptions about the variability and likelihood of potential future losses. Under the deposit method of accounting, revenues and expenses from reinsurance contracts are not recognized as written premium and incurred losses. Instead, the profits or losses from these contracts are recognized net as other underwriting income or investment income over the contract or expected claim payment periods. Income or loss associated with contracts determined to transfer only significant timing risk is recognized as a component of net investment income over the estimated claim settlement period. Income or loss associated with contracts determined to transfer only significant underwriting risk is recognized as other underwriting income or expense over the contract risk period.

Although management has determined that accounting for these contracts as deposits is the most appropriate treatment, the Company considers the risk of loss resulting from any one of these contracts to be more than remote, and such loss could be material. For the year ended December 31, 2006, the Company generated gross premiums of $[      ] million associated with such reinsurance agreements.

Exhibit B

Reserve for Losses and Loss Expenses.    The reserve for losses and loss expenses includes case reserves and reserves for unpaid reported losses and losses incurred but not reported (referred to as IBNR). Case reserves are generally based upon the amount of reserves recommended by the ceding company, but may be increased when it is determined by the Company that the size and severity of the loss differs from that reported by the ceding company. The reserve for unpaid reported losses and loss expenses is established by management based on reports from reinsurance intermediaries, ceding companies and insureds and consultations with independent legal counsel, and represents the estimated ultimate cost of events or conditions that have been reported to or specifically identified by the Company. The reserve for IBNR losses and loss expenses is established by management based on reported losses and loss expenses and estimates of ultimate losses and loss expenses.

Reserves for losses and loss expenses are initially estimated by the Company using information either developed by the Company from internal or independent external sources, or by using pricing information created by the Company or provided to the Company by insureds and brokers at the time individual contracts and policies are bound. In addition, the Company incorporates commercially available models, contract by contract review by our experienced underwriters, and to a limited extent, overall market share assumptions for specific loss events, to estimate our losses and loss expense reserves. In the Company’s assumed reinsurance business within the Property Per Risk Treaty Reinsurance, Property Catastrophe Reinsurance, Casualty Treaty Reinsurance and Aerospace and Other Specialty Lines segments, the Company estimates reserves for losses and loss expenses by relying upon available industry data and the ceding company’s operations and loss history, including historical premium and loss data by class of business, individual claim information for larger claims, distributions of insurance limits provided, loss reporting and payment patterns and rate change history. The information gathered by the Company is used to develop individual point estimates of carried reserves for each business segment. These individual point estimates are then aggregated along with actual losses reported to reach the total reserve carried in the Company’s consolidated financial statements. All of the Company’s loss reserving is currently performed on a point estimate basis. The Company does not utilize range estimation in the loss reserving process.

The reserving methods currently used by the Company are expected loss methods that are commonly applied when limited loss development experience exists. One method is the expected loss ratio approach which is based on expected results independent of current reporting activity. This approach is typically used for immature loss periods (i.e., current accident year). A second methodology, known as the Bornheuter-Ferguson method, establishes an initial loss estimate (expected loss technique) for each underwriting quarter by segment and type of contract. The portion of the initial loss estimate that is the IBNR reserve is then reduced each subsequent quarter by an amount equal to the amount of losses expected to be reported for that business segment during that quarter. Over time, the IBNR reserve will be reduced to zero and be replaced with the actual losses reported to the Company. The Company uses these multiple methods, supplemented with its own actuarial and professional judgment, to establish its best estimate of reserves for losses and loss expenses.

The most significant assumptions used on December 31, 2006 to estimate losses and loss expense reserves are as follows:

1.    the information developed from internal and independent external sources can be used to develop meaningful estimates of the likely future performance of business bound by the Company;

2.    the loss and exposure information provided by ceding companies, insureds and brokers in support of their submissions can be used to derive meaningful estimates of the likely future performance of business bound with respect to each contract and policy;

3.    historic loss development and trend experience is assumed to be indicative of future loss development and trends; and

4.    no significant emergence of losses or types of losses that are not represented in the information supplied to the Company by its brokers, ceding companies and insureds will occur.

The above four assumptions significantly influence the Company’s determination of expected loss ratios and related loss reporting patterns that are the key inputs which impact potential variability in the estimate of reserves for losses and loss expenses. While there can be no guarantee that any of the above assumptions will prove to be correct, management believes that these assumptions represent a realistic and appropriate basis for estimating the reserve for losses and loss expenses. See ‘‘Reserve for Losses and Loss Expenses’’ below for further discussion of the changes to the Company’s prior year reserves by segment.

For the Company’s assumed reinsurance business, the Company relies on claims and loss expense information provided to it by its ceding company counterparties to establish its case reserves. In order to verify the accuracy and completeness of such information, the Company’s underwriters, actuaries, accounting and claims personnel perform claims and underwriting reviews of the Company’s ceding companies. Any material findings are communicated to the ceding companies and utilized in the establishment or revision of the Company’s case reserves and related IBNR reserve. On occasion, the Company’s reviews reveal that the ceding company’s reported losses and loss expenses do not comport with the terms of the contract with the Company. In such event, the Company strives to resolve the outstanding differences in an amicable fashion. The large majority of such differences are resolved in this manner. In the infrequent instances where an amicable solution is not feasible, the Company’s position is to vigorously defend its position in litigation or arbitration. As of December 31, 2006 and 2005 the Company was not involved in any material claims litigation or arbitration proceedings.

Several aspects of the Company’s casualty insurance and reinsurance operations complicate the process of estimating loss reserves as compared to other insurance and reinsurance operations. Among these aspects are the differences in the Company’s policy forms from more traditional forms, the lack of complete historical data for losses of the same type intended to be covered by the policies and contracts written by the Company, and the expectation that a portion of losses in excess of the Company’s attachment levels in many of its contracts will be low in frequency and high in severity, limiting the utility of claims experience of other insurers and reinsurers for similar claims. In addition, the inherent uncertainties of estimating the Company’s reserves for its reinsurance business increases principally due to: (i) the lag in time between the time claims are reported to the ceding company and the time they are reported through one or more reinsurance broker intermediaries to a reinsurer, (ii) the differing reserving practices among ceding companies, (iii) the diversity of loss development patterns among different types of reinsurance treaties or contracts and (iv) a reinsurer’s reliance on the ceding companies for loss information. As at December 31, 2006, the Company’s estimated reserves for losses and loss expenses in its reinsurance business were $[      ].

Backlogs in the recording of the Company’s assumed reinsurance business can also impair the accuracy of its loss reserve estimates. As of December 31, 2006 and 2005, there were no significant backlogs related to the processing of assumed reinsurance information at the Company.

The time period over which all losses are expected to be reported to the Company varies significantly by line of business. This period can range from a few quarters for some lines, such as property catastrophe, to many years for some casualty lines. To the extent that actual reported losses for specific lines of business and segments exceed expected reported losses, the carried estimate of ultimate loss will be correspondingly increased, and to the extent that actual reported losses are less than expected reported losses, the carried estimate of ultimate losses will be reduced. Moreover, the Company assumes in its loss reserving process that, on average, such time periods between the recording of expected losses and the reporting of actual losses are predictable when measured in the aggregate and over time. For the Company’s reinsurance business, due to ceding company and reinsurance intermediary reporting patterns, the time period is generally longer than for its insurance business segments, resulting in a reliance by the Company for a longer period of time on its actuarial estimates of losses and loss reserves.

During the period between the recording of expected losses and the reporting of actual losses from insureds and ceding companies, additional facts and trends may be revealed to the Company. As these facts and trends become apparent, case reserves will be adjusted, sometimes requiring an increase in the overall reserves of the Company, and at other times requiring a reallocation of IBNR reserves to case reserves. These estimates are reviewed regularly, and such adjustments, if any, are reflected in earnings in the period in which they become known. The establishment of new reserves or the adjustment of previously recorded reserves could result in significant positive or negative changes to the Company’s financial condition for any particular period. While management believes that it has made a reasonable estimate of ultimate losses, the ultimate claims experience may not be as reliably predicted as may be the case with other insurance and reinsurance operations, and it is possible that losses and loss expenses will exceed the total reserves.

Reserves for losses and loss expenses are based in part upon the estimation of losses resulting from catastrophic events. Estimation of the losses and loss expenses resulting from catastrophic events based upon the Company’s historical claims experience is inherently difficult because of the Company’s short operating history and the possible severity of catastrophe claims. Therefore, the Company utilizes both proprietary and commercially available models, as well as historical reinsurance industry catastrophe claims experience, for purposes of evaluating future trends and providing an estimate of ultimate claims costs.

Under U.S. GAAP, the Company is not permitted to establish loss reserves until the occurrence of an actual loss event. Once such an event occurs, the Company establishes reserves based upon estimates of total losses incurred by the ceding companies or insureds as a result of the event, its estimate of the potential losses incurred, and its estimate of the portion of such loss the Company has insured or reinsured. As a result, only loss reserves applicable to losses incurred up to the reporting date may be recorded, with no allowance for the provision of a contingency reserve to account for expected future losses. Losses arising from future events will be estimated and recognized at the time the loss is incurred and could be substantial. See ‘‘Reserve for Losses and Loss Expenses’’ below for further discussion.

Because of the above factors, ultimate losses and loss expenses may differ materially from the amounts recorded in the Company’s consolidated financial statements. These estimates are reviewed regularly and, as experience develops and new information becomes known, the reserves are adjusted as necessary.

Results for the year ended December 31, 2006 included $[      ] million of [favorable/unfavorable] development of reserves as established at December 31, 2005. This [favorable/unfavorable] prior period development [benefited/adversely affected] the Company’s loss ratio by approximately [      ] percentage points in 2006. This [favorable/unfavorable] development related primarily to [      ]. This change in reported losses versus expectations occurred primarily in the [      ] and [      ] business segments. See ‘‘Reserve for Losses and Loss Expenses’’ below for further discussion.

Exhibit C

The Company establishes loss and loss expense reserves to provide for the estimated costs of paying claims under insurance policies and reinsurance contracts underwritten by the Company. These reserves include estimates for both claims that have been reported and those that have been incurred but not reported (referred to as IBNR) and include estimates of all expenses associated with processing and settling these claims. Estimating the ultimate cost of future claims and claim adjustment expenses is an uncertain and complex process. This estimation process is based largely on the assumption that past developments are an appropriate predictor of future events and involves a variety of actuarial techniques and judgments that analyze experience, trends and other relevant factors.

The Company’s reserving actuaries, who are independent of the Company’s business units, review the Company’s loss and loss expense reserves on a quarterly basis for both current and prior accident years using the most current claim data. These reserve reviews incorporate a variety of actuarial methods and judgments, including the two most common methods of actuarial evaluation used within the insurance industry, the Bornhuetter-Ferguson method and the loss development method. The Bornhuetter-Ferguson method involves the application of selected loss ratios to the Company's earned premiums to determine estimates of ultimate expected unpaid claims and claims expenses for each underwriting year. When the IBNR is added to the loss and loss expense amounts with respect to claims that have been reported to date, an estimated ultimate expected loss results. The Company believes that this method provides a more stable estimate of IBNR that is insulated from wide variations in reported losses. In contrast, the loss development method extrapolates the current value of reported losses to ultimate expected losses by using selected reporting patterns of losses over time. The selected reporting patterns are based on historical information (organized into loss development triangles) and are adjusted to reflect the changing characteristics of the book of business written by the Company. The Company uses these multiple methods, supplemented with its own actuarial and professional judgment, to establish its best estimate of reserves for losses and loss expenses.

The estimate of the reserves for losses and loss expenses is reviewed each quarter by the Company’s Loss Reserve Committee, consisting of the Company’s Chief Executive Officer, Chief Financial Officer, Chief Actuary and representatives of various disciplines from within the Company, such as claims, underwriting and legal. In addition to the Company’s internal reserve reviews, the Company’s reserve for losses and loss expenses are reviewed at least once per year by an external actuarial firm.

Exhibit D

Casualty Individual Risk

Losses and Loss Expenses.    The Company has received only a limited number of notices of potential losses for this segment, very few of which have yet reached a level that would result in the Company paying a claim. Accordingly, the reserve for losses and loss expenses established by the Company's actuaries was based on historical industry loss data and business segment specific pricing information, and to a limited extent, from the Company’s own loss experience. While not short tail, this business can generally be expected to report losses within three to seven years. For the year ended December 31, 2005, the Company’s actual reported losses were lower then expected, resulting in a reduction to reserves for expected losses related to prior underwriting years by $39.0 million. The most significant reduction to reserves for expected losses occurred in the 2003 accident year where notices of potential losses have not developed to a level that would result in the Company paying a claim.

Property Per Risk Treaty Reinsurance

Losses and Loss Expenses.    The loss ratio for the year ended December 31, 2005 increased from the prior year due to the effects of the 2005 Hurricanes. The combined gross losses of these storms totaled $277.8 million. Losses from the 2005 Hurricanes, net of reinstatement premiums, other loss sensitive accruals and loss recoveries, were $269.9 million prior to tax effects. The current year losses were partially offset by favorable loss development from prior years of $73.8 million, primarily from the 2003 and 2004 accident years. Favorable loss development from the 2003 and 2004 accident years are due to the generally lower level of reported losses in the Company’s book of business in comparison to expected reported losses.

Exhibit E

Changes in estimates of loss and loss expense reserves

As explained above, the establishment of the reserve losses and loss expenses is an estimation process, using a variety of methods, assumptions and data elements. Ultimate losses and loss expenses may vary significantly from the current estimates. Many factors can contribute to these variations and the need to change the previous estimate of required reserve levels. Subsequent changes generally result from the emergence of additional facts that were not known or anticipated at the time of the prior reserve estimate and/or changes in actuarial interpretations of information and trends.

The table below shows the change in prior year reserves experienced by the Company over the past five years. The amount of prior year development for a given calendar year is expressed as a percent of the beginning calendar year reserves, net of reinsurance. The percentage relationships presented are significantly influenced by the Company’s limited operating history and by the facts and circumstances of each particular year.

Segment	Change in Prior Year Reserves for the Five Years Ended December 31, 2006(1)
Property Per Risk Treaty Reinsurance	[ ]% to [ ]%
Property Catastrophe Reinsurance	[ ]% to [ ]%
Casualty Treaty Reinsurance	[ ]% to [ ]%
Property Individual Risk	[ ]% to [ ]%
Casualty Individual Risk	[ ]% to [ ]%
Aerospace and Other Specialty Lines	[ ]% to [ ]%
Total	[ ]% to [ ]%

(1)	Bracketed prior accident year development indicates favorable development. Unbracketed amounts represent unfavorable development.